                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)

                                 DSI TOYS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, Par Value $.01 Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  232968 10 7
           --------------------------------------------------------
                                 (CUSIP Number)

                                E. Thomas Martin
                                    MVII, LLC
                                  1432 Higuera
                       San Luis Obispo, California 93401
                                  (805) 545-7900
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               April 5, 2002
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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---------------------
CUSIP No. 232968 10 7
---------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     MVII, LLC 77-0509866
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /X/
     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER

       SHARES                     5,994,238
                             --------------------------------------------------
    BENEFICIALLY              (8) SHARED VOTING POWER

                                  1,271,330(1)(2)
     OWNED BY                --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
       EACH
                                  5,994,238
     REPORTING               --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
    PERSON WITH
                                  0
                             --------------------------------------------------

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,265,568(1)(2)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------

(1) Includes 546,208 shares of Common Stock owned by Reiling (as defined herein) that are subject to the Reiling Voting Agreement (as defined herein) with MVII, including stock options held by Reiling to purchase an aggregate of 10,000 shares of Common Stock at $3.49 per share exercisable at any time.

(2) Includes stock options held by certain Reporting Persons (as defined herein) to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share and 20,000 shares of Common Stock at $3.125 exercisable at any time.

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---------------------
CUSIP No. 232968 10 7
---------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BARRY B. CONRAD
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
-------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER

       SHARES                     0
                             --------------------------------------------------
    BENEFICIALLY              (8) SHARED VOTING POWER

                                  2,000(1)
     OWNED BY                --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
       EACH
                                  2,000(1)
     REPORTING               --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
    PERSON WITH
                                  0
                             --------------------------------------------------

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000(1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

(1) Includes stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time.

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---------------------
CUSIP No. 232968 10 7
---------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     M.D. DAVIS
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /X/
     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     PF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
-------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER

       SHARES                     0
                             --------------------------------------------------
    BENEFICIALLY              (8) SHARED VOTING POWER

                                  349,951(1)
     OWNED BY                --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
       EACH
                                  349,951(1)
     REPORTING               --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
    PERSON WITH
                                  0
                             --------------------------------------------------

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     349,951(1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
(1) Includes stock options to purchase 10,000 shares of Common Stock at $3.125 per share exercisable at any time.

---------------------
CUSIP No. 232968 10 7
---------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     JOSEPH N. MATLOCK
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /X/
     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
-------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER

       SHARES                     0
                             --------------------------------------------------
    BENEFICIALLY              (8) SHARED VOTING POWER

                                  112,000(1)
     OWNED BY                --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
       EACH
                                  112,000(1)
     REPORTING               --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
    PERSON WITH
                                  0
                             --------------------------------------------------

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,000(1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

(1) Includes stock options to purchase 2,000 shares of Common Stock at $8.00 per share and 10,000 shares of Common Stock at $3.125 per share exercisable at any time.

---------------------
CUSIP No. 232968 10 7
---------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     DOUGLAS A. SMITH
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  /X/
     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
-------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER

       SHARES                     0
                             --------------------------------------------------
    BENEFICIALLY              (8) SHARED VOTING POWER

                                  261,171(1)
     OWNED BY                --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
       EACH
                                  261,171(1)
     REPORTING               --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
    PERSON WITH
                                  0
                             --------------------------------------------------

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     261,171(1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

(1) Includes stock options to purchase 2,000 shares of Common Stock at $8.00 per share exercisable at any time.

         This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of DSI Toys, Inc., a Texas corporation (the "Company") previously filed jointly on June 10, 1999 by MVII, LLC ("MVII"), Douglas A. Smith ("Smith"), Barry B. Conrad ("Conrad"), M. D. Davis ("Davis"), Joseph N. Matlock ("Matlock"),and Rust Capital, Ltd. ("Rust Capital") as a group pursuant to Rule 13d-1(k)(1) and (2). Such Schedule 13D was amended on January 21, 2000. As reported on such amendment, Rust Capital sold all of its Common Stock of the Company effective as of December 17, 1999; therefore, as of such date Rust Capital was no longer a member of the Rule 13d-1(k)(1) and (2) reporting group. MVII, Conrad, Davis, Matlock, and Smith are collectively referred to herein as the "Reporting Persons" with respect to the ownership of the Common Stock of the Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended as follows:

         MVII used company funds in connection with the issuance and exercise of the Investment Warrant (as defined herein) described in Item 5 below.

         Davis used personal funds to finance the Davis Acquisitions (as defined herein) described in Item 5 below.

         Reiling used personal funds to finance the Reiling Acquisition (as defined herein) described in Item 5 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended as follows:

         On January 7, 2000, the Company acquired all of the issued and outstanding shares of common stock of Meritus Industries, Inc., a New Jersey corporation ("Meritus"), pursuant to a merger in which Meritus merged with and into the Company (the "Merger"). Under the terms of the Merger, Walter and Susan Reiling (collectively, "Reiling") received 503,226 shares of Common Stock at the closing of the Merger. In addition, up to 96,774 shares of Common Stock were payable on a deferred basis by the Company to Reiling upon satisfaction of certain post-closing conditions pursuant to the terms and conditions of a Closing and Holdback Agreement between the Company, Meritus, Meritus Industries, Ltd. ("Industries"), and Reiling (the "Holdback Agreement"). Of the possible 96,774 shares of Common Stock payable to Reiling pursuant to the Holdback Agreement, 29,982 shares were actually paid by the Company to Reiling on February 10, 2000 (the "Holdback Shares"). Such 29,982 Holdback Shares are subject to the terms and conditions of that certain Shareholders' and Voting Agreement dated January 7, 2000 by and among the Company, MVII and Reiling (the "Reiling Voting Agreement"), pursuant to which MVII has the shared power to vote all of the shares of Common Stock owned by Reiling.

         In December 2000, Matlock sold an aggregate of 127,964 shares of Common Stock to E. Thomas Martin ("Martin") at a price of $2.25 per share. Matlock sold 98,625 of such shares of Common Stock to Martin on December 15, 2000 and Matlock sold 29,339 of such shares of Common Stock to Martin on December 29, 2000.

         On March 19, 2001, the Company issued to MVII an Investment Warrant (herein so called) to acquire 1.8 million shares of Common Stock at a purchase price of $2.7 million. The Investment Warrant was exercisable in whole on in part for a ten-year period beginning June 3, 2002, and was subject to certain anti-dilution provisions. Proceeds from the sale of the Investment Warrant were used by the Company for working capital. On January 31, 2002, at the request of NASDAQ and with the agreement of MVII, the Company issued an amended and restated Investment Warrant which did not contain any anti-dilution provisions. On August 21, 2002, MVII exercised the Investment Warrant in its entirety and received 1.8 million shares of Common Stock in exchange therefor.

         From April 9, 2001 through May 17, 2002, Davis acquired an aggregate of 16,000 shares of Common Stock on the open market as follows: (i) Davis acquired 100 shares of Common Stock at $1.38 per share on April 9, 2001; (ii) Davis acquired 500 shares of Common Stock at $1.10 per share on April 12, 2001; (iii) Davis acquired 900 shares of Common Stock at $1.22 per share on April 18, 2001; (iv) Davis acquired 400 shares of Common Stock at $1.02 per share on April 18, 2001; (v) Davis acquired 100 shares of Common Stock at $1.12 per share on April 18, 2001; (vi) Davis acquired 750 shares of Common Stock at $1.26 per share on April 19, 2001; (vii) Davis acquired 150 shares of Common Stock at $1.14 per share on April 19, 2001; (viii) Davis acquired 100 shares of Common Stock at $1.22 per share on April 19, 2001; (ix) Davis acquired 1,000 shares of Common Stock at $1.10 per share on May 4, 2001; (x) Davis acquired 100 shares of Common Stock at $1.10 per share on July 27, 2001; (xi) Davis acquired 900 shares of Common Stock at $1.15 per share on July 27, 2001; (xii) Davis acquired 1,000 shares of Common Stock at $1.10 per share on September 24, 2001; and (xiii) Davis acquired 10,000 shares of Common Stock at $0.60 per share on May 17, 2002 (collectively, the "Davis Acquisitions").

         On February 28, 2002, Reiling acquired 3,000 shares of Common Stock on the open market at $.61 per share (the "Reiling Acquisition").

         Accordingly, at the conclusion of the above transactions, MVII has the sole power to vote and the sole power to dispose of 5,994,238 shares of Common Stock which it holds of record. Under the terms of that certain Shareholders' and Voting Agreement dated April 15, 1999, but effective as of June 1, 1999, by and among the Company and the Reporting Persons (the "Primary Voting Agreement"), MVII has the shared power to vote 725,122 shares of Common Stock (including options held by Conrad, Matlock and Smith to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time and options held by Davis and Matlock to purchase an aggregate of 20,000 shares of Common Stock at $3.125 per share exercisable at any time (collectively, the "Shareholder Options")), and under the terms of the Reiling Voting Agreement, MVII has the shared power to vote 546,208 shares of Common Stock (including options held by Reiling to purchase an aggregate of 10,000 shares of Common Stock at $3.49 per share exercisable at any time (the "Reiling Options")). Therefore, MVII beneficially owns 7,265,568 shares of Common Stock by virtue of its record ownership, the Primary Voting Agreement (including the Shareholder Options) and the Reiling Voting Agreement (including the Reiling Options), representing, in the aggregate, 66.6% of the outstanding Common Stock of the Company. Matlock beneficially owns 112,000 shares of Common Stock, including 12,000 Options, representing 1.0% of the outstanding Common Stock of the Company. Matlock has the shared power to vote and the sole power to dispose of all such 112,000 shares of Common Stock. Davis beneficially owns 349,951 shares of Common Stock, including 10,000 Shareholder Options, representing 3.2% of the outstanding Common Stock of the Company. Davis has the shared power to vote and the sole power to dispose of all such 349,951 shares of Common Stock.

         As a group, the Reporting Persons are the beneficial owners of an aggregate of 6,719,360 shares of Common Stock (including the Shareholder Options), and such beneficial ownership constitutes 61.6% of the total outstanding Common Stock of the Company. Without giving effect to the Shareholder Options and the shares underlying the Shareholder Options, the ownership interest of the Reporting Persons represents, in the aggregate, 61.5% of the outstanding Common Stock of the Company. MVII additionally is the beneficial owner of 546,208 shares of Common Stock as a result of the Reiling Voting Agreement, to which the other Reporting Persons are not parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed with this Amendment:

         Exhibit 1.    Primary Voting Agreement dated April 15, 1999, among the Company and the Reporting Persons (incorporated by reference to Exhibit 1 contained in the Statement on Schedule 13D filed by the parties to the Primary Voting Agreement on June 10, 1999).

         Exhibit 2.    Agreement and Plan of Merger dated as of October 7, 1999 by and among Meritus, Industries, Reiling, and the Company (incorporated by reference to Exhibit 10.45 contained in the Company's Quarterly
                       Report on Form 10-Q filed December 15, 1999).

         Exhibit 3.    Closing and Holdback Agreement dated January 7, 2000 by and among
                       Registrant, Meritus, Industries and Reiling (incorporated by reference to Exhibit 2 contained in the Statement on Schedule 13D filed by the parties to the Reiling Voting Agreement on January 18, 2000).

         Exhibit 4.    Reiling Voting Agreement dated January 7, 2000, among the Company,
                       MVII and Reiling (incorporated by reference to Exhibit 3 contained in the Statement on Schedule 13D filed by the parties to the Reiling
                       Voting Agreement on January 18, 2000).

         Exhibit 5.    Amended and Restated Investment Warrant dated January 31, 2002, between the Company and MVII (incorporated by reference to Exhibit 4.8 contained in the Company's Annual Report on Form 10-K for the fiscal year ended
                       December 31, 2001).

                                       SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       MVII, LLC

Dated: August 21, 2002                 By: /s/ E. Thomas Martin
                                          -------------------------------------
                                           E. Thomas Martin, Manager

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 21, 2002                 /s/ Barry B. Conrad
                                       ----------------------------------------
                                       Barry B. Conrad

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 21, 2002                 /s/ M. D. Davis
                                       ----------------------------------------
                                       M. D. Davis

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 21, 2002                 /s/ Joseph N. Matlock
                                       ----------------------------------------
                                       Joseph N. Matlock

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 21, 2002                 /s/ Douglas A. Smith
                                       ----------------------------------------
                                       Douglas A. Smith

                                       EXHIBIT INDEX


EXHIBIT                                             DESCRIPTION
-------                                             -----------
Exhibit 1.     Primary Voting Agreement dated April 15, 1999, among the Company, MVII and certain shareholders of the Company (incorporated by reference to Exhibit 1 contained in the
               Statement on Schedule 13D filed by the parties to the Primary Voting Agreement on
               June 10, 1999).

Exhibit 2.     Agreement and Plan of Merger dated as of October 7, 1999 by and among Meritus,
               Industries, Reiling, and the Company (incorporated by reference to Exhibit 10.45 contained in the Company's Quarterly Report on Form 10-Q filed December 15, 1999).

Exhibit 3.     Closing and Holdback Agreement dated January 7, 2000 by and among Registrant, Meritus,
               Industries and Reiling (incorporated by reference to Exhibit 2 contained in the
               Statement on Schedule 13D filed by the parties to the Reiling Voting Agreement on
               January 18, 2000).

Exhibit 4.     Reiling Voting Agreement dated January 7, 2000, among the Company, MVII and Reiling
               (incorporated by reference to Exhibit 3 contained in the Statement on Schedule 13D filed by the parties to the Reiling Voting Agreement on January 18, 2000).

Exhibit 5.     Amended and Restated Investment Warrant dated January 31, 2002, between the Company and MVII (incorporated by reference to Exhibit 4.8 contained in the Company's Annual
               Report on Form 10-K for the fiscal year ended December 31, 2001).